UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Venator Materials PLC

(Name of Issuer)

Ordinary Share, par value $0.001 per share

(Title of Class of Securities)

G9329Z100

(CUSIP Number)

c/o Martin Seyček
J&T MS 1 SICAV a.s.
Sokolovská 700/113a, Prague 8
Czech Republic
+420 720 757 352

 With copies to:

Petr Hudec
Edward So

White & Case, s.r.o., advokátní kancelář

Na Příkopě 14, 110 00 Prague 1

Czech Republic

Tel: +420 255 771 111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9329Z100

1.	Name of Reporting Person: J&T MS 1 SICAV a.s. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (see Item 5)
	8.	Shared Voting Power 10,164,006 (see Item 5)
	9.	Sole Dispositive Power -0- (see Item 5)
	10.	Shared Dispositive Power 10,164,006 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,164,006 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.420% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO (see Item 2)

CUSIP No. G9329Z100

1.	Name of Reporting Person: AMISTA investiční společnost, a.s. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (see Item 5)
	8.	Shared Voting Power 10,164,006 (see Item 5)
	9.	Sole Dispositive Power -0- (see Item 5)
	10.	Shared Dispositive Power 10,164,006 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,164,006 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.420% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO (see Item 2)

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Venator Materials PLC, a public limited liability company incorporated under the laws of England and Wales (the “Issuer”). According to the Issuer, the address of its principal executive office is Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom.

ITEM 2. IDENTITY AND BACKGROUND

(a) – (c) This Schedule 13D is filed jointly by:

i.	J&T MS 1 SICAV a.s. (“J&T MS 1”), a société d'investissement à capital variable (investment company with variable capital) established in the Czech Republic. J&T MS 1’s business address is Sokolovská 700/113a, Prague 8, Czech Republic. J&T MS 1 is the record holder of 10,164,006 Ordinary Shares of the Issuer and is engaged in investing in listed and non-listed companies.

ii.	AMISTA investiční společnost, a.s. (“AMISTA”), a joint stock company established in the Czech Republic. AMISTA is the sole director on the board of directors of J&T MS 1. AMISTA’s business address is Pobřežní 620/3, 18600, Prague 8, Czech Republic.

Each of J&T MS 1 and AMISTA is referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, dated June 3, 2022, a copy of which is attached as an exhibit to this Schedule 13D.

Covered Persons

The directors of AMISTA (each a “Covered Person, and, collectively, the “Covered Persons”) are set forth below. The name, present principal occupation, and principal business address of each of the Covered Person is set forth below).

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship

Michal Kusák	Marty Krásové 922/1, Čakovice, 196 00 Prague 9, Czech Republic	Board director of AMISTA board Person authorized to act on behalf of J&T MS 1	Czech Republic

Petr Janoušek	Doležalova 711/14, Žabovřesky, 616 00 Brno, Czech Republic	Board director of AMISTA board	Czech Republic

Ondřej Horák	Rybná 716/24, Staré Město, 11000 Prague 1, Czech Republic	Chairman of AMISTA board	Czech Republic

Pavel Bareš	Kamenačky 2053/5, Židenice, 63600 Brno, Czech Republic	Board director of AMISTA board	Czech Republic

Vít Vařeka	U Ryšánky 1531/15, Krč, 147 00 Prague 4, Czech Republic	Chairman of AMISTA supervisory board	Czech Republic

(d)	During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of each of the Reporting Persons and the citizenship of each of the Covered Persons is set forth in Item 2(a) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 6, 2022, J&T Arch Investments SICAV, a.s., a société d'investissement à capital variable (investment company with variable capital) established in the Czech Republic, J&T Finance Group SE, a societas Europeas (European Company) established in the Czech Republic and MARTYBA Invest, a.s., a joint stock company established in the Czech Republic contributed initial capital into J&T MS 1 (the “Initial Contributions”). On May 25, 2022, J&T Arch Investment SICAV, a.s., and MARTYBA Invest, a.s. (100% shareholder Ing. Michal Šnobr), purchased investment shares in J&T MS 1 (the “Investment Shares Subscriptions”).

On May 26, 2022, J&T MS 1, represented by sole member of the board Mr. Michal Kusák acquired 10,164,006 Ordinary Shares for $20,023,092 in private sales, using proceeds from the Initial Contributions and the Investment Shares Subscriptions.

ITEM 4. PURPOSE OF TRANSACTION

To the extent required by Item 4, the information contained in Item 3 above is incorporated herein by reference.

J&T MS 1 purchased the securities based on its belief that the securities, when purchased, were undervalued. Therefore, the Reporting Persons acquired the securities for strategic investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer. The Reporting Persons intend to engage in constructive discussions with the Issuer’s management and/or board of directors, other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer. J&T MS 1 will be represented by Mr. Michal Šnobr and Mr. Martin Seyček based on the power-of attorney bestowed on 31st of May 2022.

The Reporting Person may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained in Item 2 above is incorporated herein by reference.

(a)	J&T MS 1 is the record holder of 10,164,006 shares, or 9.420%, of the issued and outstanding Ordinary Shares.

Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares held by J&T MS 1. Each of the Reporting Persons disclaims beneficial ownership in all shares of Ordinary Shares reported herein, except to the extent of its respective pecuniary interest therein.

The ownership percentages reported in this Schedule 13D are based on 107,902,595 shares of Ordinary Shares outstanding of the Issuer, as of April 14, 2022, as set forth in the Issuer’s Notice of Annual General Meeting dated April 25, 2022.

(b)	See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares by the Reporting Persons.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons and, to the Reporting Persons’ knowledge, the Covered Persons have not effected any transactions in the Issuer’s Ordinary Shares during the past 60 days.

(d)	No persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 2 above is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement, dated June 3, 2022 between J&T MS 1 and AMISTA.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2022

J&T MS 1 SICAV A.S.

By:	/s/ Ing. MICHAL KUSÁK, Ph.D.
Name:	Ing. MICHAL KUSÁK, Ph.D.
Title:	Sole member of the Board

AMISTA investiční společnost, a.s.

By:	/s/ Ing. ONDŘEJ HORÁK
Name:	Ing. ONDŘEJ HORÁK,
Title:	Chairman of the Board